UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 15)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,425,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,425,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,425,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.99%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

The denominator is based on 201,783,532 Ordinary Shares outstanding as of September 30, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

The denominator is based on 201,783,532 Ordinary Shares outstanding as of September 30, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,783,532 Ordinary Shares outstanding as of September 30, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,783,532 Ordinary Shares outstanding as of September 30, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,783,532 Ordinary Shares outstanding as of September 30, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 4, 2022.

CUSIP No. B38564108

Explanatory Note

This Amendment No. 15 (“Amendment No. 15”) to Schedule 13D relates to ordinary shares without par value (the “Ordinary Shares”) of Euronav NV (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022 and Amendment No. 14 thereto filed with the Commission on December 12, 2022 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 15, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 15 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Original Schedule 13D.

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to read as follows:

Prior to the Issuer’s initial public offering in the United States on January 22, 2015, Marc Saverys (together with Saverco and CMB, the “Original Saverco Parties”), either individually or through Saverco, held an aggregate of 17,026,896 Ordinary Shares, or approximately 10.7% of the then outstanding Ordinary Shares. In a series of transactions from January 2016 through March 2020, the Original Saverco Parties reduced their beneficial ownership in the Ordinary Shares, and as of April 6, 2020, the Original Saverco Parties ceased to be the beneficial owners of more than 5% of the Ordinary Shares.

Ludovic Saverys, one of the Reporting Persons, served on the Supervisory Board of the Issuer from January 2015 through the expiration of his term and the election of his successor on May 20, 2021. He was also a member of its Remuneration Committee from January 2015 until May 2021, and a member of its ESG & Climate Committee from December 2019 until May 2021. CMB, through its subsidiaries, continues to maintain certain commercial relationships with the Issuer, including leasing office space in Belgium to the Issuer.

On April 7, 2022, the Issuer and Frontline Ltd. (“Frontline”) issued a joint press release (the “Issuer Press Release”) announcing that the Issuer and Frontline have signed a term sheet relating to a potential stock-for-stock combination between the two companies. The Issuer Press Release further stated that the transaction remains subject to, among other things, agreement on a transaction structure and on the terms and conditions of the potential combination agreement.

On April 8, 2022, CMB issued a press release (a copy of which is attached as Exhibit C to this Schedule 13D) (the “CMB Press Release”) announcing that CMB does not support the combination between Frontline and the Issuer. CMB questioned the current strategy of the Issuer and does not believe that a combination between the Issuer and Frontline will create added value for the Issuer’s stakeholders. CMB noted that it has had contacts from time to time with the Issuer’s Supervisory Board and management in which CMB proposed that the Issuer change its strategy to gradually diversify its fleet away from pure crude oil transportation and to focus on decarbonization. CMB stated that it will further endeavor to convince all stakeholders of the Issuer of the benefits of this alternative strategy, and will make appropriate proposals to the Issuer’s meeting of shareholders and actively engage in a dialogue among shareholders to reach that objective.

Alexander Saverys, one of the Reporting Persons, conducted interviews with shipping industry press resulting in news articles appearing on April 8, 2022 and April 9, 2022 in industry publications. Mr. Saverys reiterated that the Reporting Persons do not support the potential combination and that the Reporting Persons will seek to make changes to the Supervisory Board. Mr. Saverys also stated that they may thereafter propose an alternative transaction with the Issuer involving CMB.TECH, the clean tech division of CMB. Mr. Saverys also noted that the Issuer had rejected CMB’s prior proposals relating to the strategic direction of the Issuer.

On April 19, 2022, the Issuer posted to its internet website the Convening Notice for the Issuer’s ordinary general meeting to be held on Thursday May 19, 2022 in Antwerp, Belgium (the “2022 AGM”). The agenda for the 2022 AGM contained in such notice includes, inter alia, an agenda item for the reappointment and appointment of certain persons to the Issuer’s Supervisory Board.

On April 26, 2022, CMB delivered a letter to the Issuer, which is attached hereto as Exhibit D, in accordance with article 7:130 of the Belgian Code of Companies and Associations and Article 31 of the Issuer’s Coordinated Articles of Association, requesting that resolutions be added to the agenda of the 2022 AGM calling for the appointment of Mr. Bjarte Boe, Mr. Ludovic Saverys (one of the Reporting Persons, who formerly served on the Issuer’s Supervisory Board) and Mr. Patrick De Brabandere (a Director of CMB, one of the Reporting Persons) to the Issuer’s Supervisory Board. The Reporting Persons expect the Issuer to re-publish its agenda for the 2022 AGM to add these resolutions in accordance with such request and applicable law.

On May 4, 2022, the Issuer provided a revised “convening notice” for its 2022 Annual General Meeting to be held on Thursday 19 May 2022, at 10:30 a.m. Belgian time. The convening notice revises the agenda items related to the end of term of office, reappointment and appointment of directors to the Issuer’s Supervisory Board to add three additional proposed decisions calling for the appointment of Mr. Bjarte Bøe, Mr. Ludovic Saverys (one of the Reporting Persons), and Mr. Patrick De Brabandere (a Director of CMB, one of the Reporting Persons) to the Issuer’s Supervisory Board for a term of two years.

On May 19, 2022, the Issuer held its AGM. The Issuer reported that CMB’s three nominees to the Issuer’s Supervisory Board were not elected by the Issuer’s shareholders.

On July 11, 2022, the Issuer and Frontline Ltd. (“Frontline”) issued a joint press release announcing that the Issuer and Frontline entered into a definitive Combination Agreement (the “Combination Agreement”) for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline shares for every 1.0 Issuer’s share (the “Proposed Combination”). Such press release further stated that the transaction is structured as a voluntary conditional exchange offer (“Proposed Exchange Offer”) and is conditioned upon Frontline owning post Exchange Offer at least 50% + 1 of all outstanding shares in the Issuer (excluding treasury shares unable to be tendered), the relocation of the combined company to Cyprus, the absence of material adverse change and the receipt of required regulatory approvals, among other customary conditions.

On July 12, 2022, CMB issued a press release (a copy of which is attached as Exhibit E to this Schedule 13D) (the “July 12 Press Release”) announcing that CMB does not support the Proposed Combination for the reasons stated in the July 12 Press Release, including, among other things, CMB does not believe the Proposed Combination will create additional value for Euronav’s stakeholders, and CMB believes there is a risk that the Combination will be dilutive to Euronav’s shareholders. CMB continues to believe that Euronav should pursue a different strategy that would diversify the Issuer’s asset types and focus on decarbonization.

On December 13, 2022, CMB delivered a letter addressed to the Supervisory Board of the Issuer (a copy of which is attached as Exhibit F to this Schedule 13D), inviting the Supervisory Board to terminate the Combination Agreement and engage in a constructive dialogue with CMB concerning the future strategy of the Issuer. In that letter, CMB noted that it and Saverco, one of the Reporting Persons, together own 25% of the voting rights in respect of the Ordinary Shares (taking into account the suspension of voting rights relating to 18,241,181 shares held by the Issuer); that a legal merger between the companies following the Proposed Exchange Offer cannot be realized without the approval of at least 75% of the Issuer’s shareholders; and that CMB believes a combination where the Issuer and Frontline remain separate entities after the effectuation of the Proposed Exchange Offer would lead to conflicts of interest and complex governance issues, making such combination effectively unworkable and value-destructive for both the Issuer’s and Frontline’s shareholders.

CMB purchased the Ordinary Shares reported on this Schedule 13D based on the Reporting Persons’ belief that the Ordinary Shares represent an attractive investment opportunity. CMB acquired additional Ordinary Shares with the purpose and intent of seeking the election of one or more directors to the Supervisory Board of the Issuer and to influence the outcome of matters submitted to the vote of the shareholders of the Issuer. The Reporting Persons continue to oppose the Proposed Combination and desire to more actively participate in decisions concerning the strategic direction of the Issuer and seek to maximize shareholder value to the benefit of the Issuer and its shareholders, including CMB. The Reporting Persons may, from time to time, change or modify their intentions as stated in this Item 4. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons may undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations, strategy and prospects; the trading price of the Ordinary Shares; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional beneficial ownership of securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately-negotiated transactions. In addition, the Reporting Persons may (i) take other actions to influence control of the Issuer, and/or (ii) engage in discussions with management, the Issuer’s Supervisory Board or a committee thereof, security holders of the Issuer, and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or other material changes in the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s Supervisory Board. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before pursuing any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the items listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement
Exhibit B	Information concerning transactions during the past 60 days*
Exhibit C	Press Release dated April 8, 2022**
Exhibit D	Letter to Euronav NV dated April 26, 2022***
Exhibit E	Press release dated July 12, 2022****
Exhibit F	Letter to Supervisory Board of Euronav NV dated December 14, 2022

*	Previously filed with Amendment No. 14 on December 12, 2022
**	Previously filed with Amendment No. 5 on April 12, 2022
***	Previously filed with Amendment No. 6 on April 26, 2022
****	Previously filed with Amendment No. 10 on July 13, 2022

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 14, 2022
Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys